SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2019

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated August 14, 2019, titled: "G. Willi-Food International Reports Second Quarter 2019 Sales Crossed NIS 100 Million – the Highest Quarterly Sales Ever".

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

	By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: Chief Financial Officer
Date: August 14, 2019

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS SECOND QUARTER 2019
SALES CROSSED NIS 100 MILLION –
THE HIGHEST QUARTERLY SALES EVER

THE COMPANY'S  SALES, GROSS PROFIT AND OPERATING PROFIT IN THE SECOND
QUARTER OF 2019 INCREASED BY 27.7%, 34.6% AND 30.2% RESPECTIVELY COMPARED TO
ITS SALES, GROSS PROFIT AND OPERATING PROFIT IN THE SECOND QUARTER OF 2018

THE COMPANY'S  SALES, GROSS PROFIT AND OPERATING PROFIT IN THE FIRST SIX
MONTHS OF 2019 INCREASED BY 15.2%, 27.8% AND 31.2% RESPECTIVELY COMPARED TO
ITS SALES, GROSS PROFIT AND OPERATING PROFIT IN THE FIRST SIX MONTHS OF 2018

YAVNE, Israel – August 14, 2019 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter Fiscal Year 2019 Highlights
•	Sales increased by 27.7% year-over-year to NIS 100.1 million (US$ 28.1 million).
•	Gross profit increased by 34.6% year-over-year to NIS 29.8 million (US$ 8.4 million).
•	Operating profit of NIS 9.9 million (US$ 2.8 million), or 9.8% of sales, compared to operating profit of NIS 7.6 million (US$ 2.1 million) in the comparable quarter of 2018.
•	Net profit increased by 75% year-over-year to NIS 11.3 million (US$ 3.2 million), or 11.3% of sales.
•	Net cash from operating activities of NIS 2.4 million (US$ 0.7 million).
•	Cash and securities balance of NIS 267.9 million (US$ 75.1 million) as of June 30, 2019.
•	Earnings per share of NIS 0.86 (US$ 0.24).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present the second quarter 2019 financial results, which show continued quarterly improvements in sales, gross profit and operating profit year-over-year for eight quarters in a row. According to retail data analytics provided by StoreNext Ltd1, the Company recorded a higher growth rate in the first six month of 2019 for "sale out" sales (in other words, sales to the final consumer) than any other Israeli food and beverage company, growing 29.9% compared to the average of such companies, which grew only by 2.4%.

We are focusing on increasing the Company’s market share in the food sector in Israel and, for the first time, the Company's quarterly sales crossed NIS 100 million. We believe that our growing business and other Company plans for the coming years will further improve Company results."

1 StoreNext Ltd. has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.

Second Quarter Fiscal 2019 Summary

Sales for the second quarter of 2019 increased by 27.7% to NIS 100.1 million (US$ 28.1 million) from NIS 78.4 million (US$ 22.0 million) recorded in the second quarter of 2018. Sales increased primarily due to a redirection of resources to increase support for sales activity and an increase in the variety of Company products.

Gross profit for the second quarter of 2019 increased by 34.6% to NIS 29.8 million (US$ 8.4 million) compared to NIS 22.2 million (US$ 6.2 million) recorded in the second quarter of 2018. Second quarter gross margin increased by 5.4% to 29.8% compared to gross margin of 28.3% for the same period in 2018, primarily due to the increased sales and the Company's strategy of selling a more favorable mix of products which generate a higher gross margin.

Selling expenses increased by 45.1% to NIS 14.8 million (US$ 4.1 million) compared to NIS 10.2 million (US$ million 2.9) in the second quarter of 2018 primarily due to an increase in advertising and promotion, manpower and payroll expenses. Selling expenses as a percentage of sales were 14.7%, compared to 13.0% in the second quarter of 2018.

General and administrative expenses increased by 17.9% to NIS 5.2 million (US$ 1.5 million) compared to NIS 4.4 million (US$ million 1.2) in the second quarter of 2018. The increase in general and administrative expenses was primarily due to an increase in management payroll expenses.

As a result, operating profit for the second quarter of 2019 increased by 30.2% to NIS 9.9 million (US$ 2.8 million) compared to NIS 7.6 million (US$ 2.1 million) in the second quarter of 2018.

Willi-Food’s income before taxes for the second quarter of 2019 was NIS 14.3 million (US$ 4.0 million) compared to income before taxes of NIS 8.0 million (US$ 2.3 million) in the second quarter of 2018.

Willi-Food's net profit in the second quarter of 2019 was NIS 11.3 million (US$ 3.2 million), or NIS 0.86 (US$ 0.24) per share, compared to NIS 6.5 million (US$ 1.8 million), or NIS 0.49 (US$ 0.14) per share, recorded in the second quarter of 2018.

Willi-Food ended the second quarter of 2019 with NIS 267.9 million (US$ 75.1 million) in cash and securities. Net cash from operating activities for the second quarter of 2019 was NIS 2.4 million (US$ 0.7 million). Willi-Food's shareholders' equity at the end of June 2019 was NIS 467.4 million (US$ 131.1 million).

First Half Fiscal 2019 Highlights

•	Sales increased by 15.2% year-over-year to NIS 198.0 million (US$ 55.5 million).
•	Gross profit increased by 27.8% year-over-year to NIS 60.0 million (US$ 16.8 million).
•	Operating profit increased by 31.2% year-over-year to NIS 22.5 million (US$ 6.3 million), or 11.4% of sales.
•	Net profit increased by 98.0% to NIS 27.1 million (US$ 7.6 million), or 13.7% of sales.
•	Net cash from operating activities of NIS 2.9 million (US$ 0.8 million).
•	Earning per share of NIS 2.05 (US$ 0.57).

First Half Fiscal 2019 Summary

Willi-Food’s sales for the six-month period ending June 30, 2019 increased by 15.2% to NIS 198.0 million (US$ 55.5 million) compared to sales of NIS 171.8 million (US$ 48.2 million) in the first half of 2018. Sales increased in the first half of 2019 primarily due to a redirection of resources to increase support for sales activity and an increase in the variety of Company products.

Gross profit for the period increased by 27.8% to NIS 60.0 million (US$ 16.8 million) compared to gross profit of NIS 47.0 million (US$ 13.2 million) for the first half of 2018. First half 2019 gross margin was 30.3% compared to a gross margin of 27.3% for the same period in 2018. The increase in gross margin was the result of the increased sales and the Company's continued strategic focus on selling a favorable mix of products which generate a higher gross margin.

Operating income for the first half of 2019 increased by 31.2% to NIS 22.5 million (US$ 6.3 million) from NIS 17.1 million (US$ 4.8 million) reported in the comparable period of last year primarily due to the increase of gross profit and decrease of selling expenses.

First half 2019 income before taxes increased by 94.4% to NIS 34.2 million (US$ 9.6 million) compared to NIS 17.6 million (US$ 4.9 million) recorded in the first half of 2018.

Net income for the first half of 2019 increased by 98.0% to NIS 27.1 million (US$ 7.6 million), or NIS 2.05 (US$ 0.58) per share, from NIS 13.7 million (US$ 3.8 million), or NIS 1.03 (US$ 0.29) per share, recorded in the first half of 2018.

Expiration of Share Repurchase Program

The share repurchase program that the Company announced on November 15, 2018 has expired. The expiration of the share repurchase program was in accordance with the Board of Directors’ authorization that such program would continue for a limited period of six months. Since inception of the program, 23,898 Ordinary Shares of the Company have been repurchased in the amount of approximately US$ 169,800, which represents an average price of US$ 7.1 per share.

NOTE A: NIS to US$ exchange rate used for convenience only

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2019, U.S. $1.00 equals NIS 3.566. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the three-month period ended June 30, 2019 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the risk that the potential acquisitions of Bikurei Hasadeh North 1994 Ltd. and Miki Food Industries Fish and Salads (1992) Ltd. will not be completed; monetary risks including changes in marketable securities or changes in currency exchange rates (especially the NIS/U.S. Dollar exchange rate); payment default by any of our major clients; the loss of one of more of our key personnel; changes in laws and regulations, including those relating to the food distribution industry; inability to meet and maintain regulatory qualifications and approvals for our products; termination of arrangements with our suppliers; loss of one or more of our principal clients; increase or decrease in global purchase prices of food products; increasing levels of competition in Israel and other markets in which we do business; changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets; our inability to accurately predict consumption of our products and changes in consumer preferences; our inability to protect our intellectual property rights; our inability to successfully integrate our recent acquisitions; insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31	June 30,		December 31
	2 0 1 9	2 0 1 8	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 8
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	129,889	130,882	134,287	36,424	36,703	37,658
Financial assets carried at fair value through profit or loss	137,980	139,961	137,904	38,693	39,249	38,672
Trade receivables	120,456	97,339	98,017	33,779	27,296	27,487
Loans to others	15,831	-	-	4,439	-	-
Other receivables and prepaid expenses	5,359	3,155	3,744	1,503	885	1,050
Inventories	55,871	44,695	49,289	15,668	12,534	13,822
Current tax assets	-	2,572	862	-	721	241
Total current assets	465,386	418,604	424,103	130,506	117,388	118,930

Non-current assets
Property, plant and equipment	80,198	79,176	79,611	22,490	22,203	22,325
Less -Accumulated depreciation	42,042	39,225	40,219	11,790	11,000	11,278
	38,156	39,951	39,392	10,700	11,203	11,047

Right of use asset	1,961	-	-	550	-	-
Goodwill	36	36	36	10	10	10
Deferred taxes	1,337	1,306	2,882	375	366	807
Total non-current assets	41,490	41,293	42,310	11,635	11,579	11,864

	506,876	459,897	466,413	142,141	128,967	130,794
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,027	-	-	288	-	-
Curremt tax liabilities	3,755	-	-	1,053	-	-
Trade payables	24,168	19,945	16,239	6,777	5,593	4,554
Employees Benefits	2,952	2,671	2,577	828	749	723
Other payables and accrued expenses	5,738	6,912	5,882	1,609	1,938	1,649
Total current liabilities	37,640	29,528	24,698	10,555	8,280	6,926

Non-current liabilities
Lease liabilities	946	-	-	265	-	-
Retirement benefit obligation	924	1,090	836	259	306	234
Total non-current liabilities	1,870	1,090	836	524	306	234
Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,217,014 shares at June 30, 2019; and 13,240,913 at December 31, 2018)	1,425	1,425	1,425	400	400	400
Additional paid in capital	128,354	128,354	128,354	35,994	35,994	35,994
Capital fund	247	247	247	69	69	69
Treasury shares	(625)	-	-	(175)	-	-
Remeasurement of the net liability in respect of defined benefit	(623)	(954)	(623)	(175)	(268)	(175)
Retained earnings	338,588	300,207	311,476	94,949	84,186	87,346
Equity attributable to owners of the Company	467,366	429,279	440,879	131,062	120,381	123,634

	506,876	459,897	466,413	142,141	128,967	130,794

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 9	2 0 1 8	2019	2018	2 0 1 9	2 0 1 8
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	197,934	171,781	100,099	78,410	55,506	48,172
Cost of sales	137,908	124,828	70,270	56,246	38,673	35,005

Gross profit	60,026	46,953	29,829	22,164	16,833	13,167

Operating costs and expenses:

Selling expenses	27,224	20,895	14,758	10,173	7,634	5,860
General and administrative expenses	10,331	8,932	5,213	4,421	2,897	2,505

Total operating expenses	37,555	29,827	19,971	14,594	10,531	8,365

Operating profit	22,471	17,126	9,858	7,570	6,302	4,802

Financial income	12,993	(655)	4,847	(195)	3,644	(184)
Financial expense	1,290	(1,111)	356	(674)	362	(312)

Total financial income	11,703	456	4,491	479	3,282	128

Income before taxes on income	34,174	17,582	14,349	8,049	9,584	4,930

Taxes on income	(7,062)	(3,888)	(3,002)	(1,565)	(1,980)	(1,090)

Profit for the period	27,112	13,694	11,347	6,484	7,604	3,840

Earnings per share:
Basic earnings per share	2.05	1.03	0.86	0.49	0.58	0.29

Diluted earnings per share	2.05	1.03	0.86	0.49	0.58	0.29

Shares used in computation of basic EPS	13,217,017	13,240,913	13,217,017	13,240,913	13,217,017	13,240,913

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	27,112	13,694	11,347	6,484	7,604	3,840
Adjustments to reconcile net profit to net cash used to (used in) continuing operating activities (Appendix)	(24,185)	(2,573)	(8,953)	1,341	(6,783)	(722)

Net cash used in continuing operating activities	2,927	11,121	2,394	7,825	821	3,118

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(586)	(578)	(375)	(521)	(165)	(162)
Proceeds from purchase of marketable securities, net	10,190	3,307	7,196	3,402	2,858	927
Loans granted to others	(21,650)	-	(3,650)	-	(6,071)	-
Proceeds from loans granted to others	5,819	-	5,942	-	1,632	-
Proceeds of non current financial assets	-	3,970	-	-	-	1,114

Net cash used in (used to) continuing investing activities	(6,227)	6,699	9,113	2,881	(1,746)	1,879

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	-	-	-	(20,161)	-	-
Lease liability payments	(473)	-	(259)	-	(134)	-
Aquisition of treasury shares	(625)	-	-	-	(175)	-

Net cash used in continuing financing activities	(1,098)	-	(259)	(20,161)	(309)	-

Increase (decrease) in cash and cash equivalents	(4,398)	17,820	11,248	(9,455)	(1,234)	4,997

Cash and cash equivalents at the beginning of the financial period	134,287	113,062	118,641	140,337	37,658	31,706

Cash and cash equivalents of the end of the financial year	129,889	130,882	129,889	130,882	36,424	36,703

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	1,546	(803)	505	(444)	433	(225)
Unrealized loss (gain) on marketable securities	(10,266)	246	(3,282)	(2,022)	(2,879)	69
Depreciation and amortization	2,308	1,836	1,167	916	647	515

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(23,194)	(8,338)	(7,526)	6,484	(6,504)	(2,338)
Increase in inventories	(6,582)	(4,796)	(4,764)	(5,187)	(1,846)	(1,345)
Increase in trade and other payables, and other current liabilities	12,003	9,282	4,947	1,594	3,366	2,602

	(24,185)	(2,573)	(8,953)	1,341	(6,783)	(722)

B.          Significant non-cash transactions:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS				US dollars (*)
(in thousands)

Supplemental cash flow information:
Income tax paid	4,545	3,434	4,545	1,268	1,275	963

  (*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
(+972) 8-932-1000
amir.k@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.